Exhibit 99.1

ChinaCache Terminated Agreement to Sell Data Center Assets

BEIJING, April 27, 2018 -- ChinaCache International Holdings Ltd. ("ChinaCache" or the "Company") (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that it has terminated the definitive agreement (the “Agreement”) disclosed on March 6, 2017, to sell 79% of the Company’s equity interest in ChinaCache Xin Run Technology (Beijing) Co. Limited (“Xin Run”), which owns and operates the Company’s Internet data center business, to Tianjin Shuishan Technology Co, Ltd., Shanghai Qiaoyong Equity Interest Investment Fund Management Co., Ltd. and Tianjin Dingsheng Zhida Technology Co., Ltd. for a total consideration of RMB221.1 million.

Tianjin Shuishan Technology Co, Ltd., and Tianjin Dingsheng Zhida Technology Co., Ltd. are controlled by Mr. Song Wang, Chairman of the Board and Chief Executive Officer of ChinaCache. The termination of the Agreement was approved by the Company’s Audit Committee. None of the parties to the Agreement incurred a breakup fee due to the termination.

The Company’s strategic decision to terminate the Agreement was made in recognition of the perceived value of the assets in light of increasing market demand for Internet data center services and the belief that Xin Run can effectively be leveraged as part of the Company’s offering package to customers, thus better positioning the Company for long-term growth.

“China is rapidly adopting a digital lifestyle and Cloud and new data-intensive technologies, such as AI and big data analytics, are fanning demand for increasing Internet data center capacity and related services,” said Mr. Song Wang. “With ten Internet data centers in Beijing hosting capacity for 12,400 racks, Xin Run is growing quickly and capturing wide-spread demand from government agencies and businesses, including several leading Internet and Cloud service enterprises. Against this backdrop, we see a compelling value proposition as we offer customers total solution services, comprised of our Internet data centers, Internet and Cloud exchange centers and our extensive content delivery network. We believe this three-layered structured network will provide an integrated and broad-base of operations from which we can capitalize on our strengths and deliver sustained shareholder value.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq GS: CCIH) is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, China Cache also offers Internet data center management, Internet Exchange operations and cloud hosting services. ChinaCache’s network is interconnected with those operated by the three dominating telecom carriers (China Mobile, China Unicom and China Telecom) and local Internet service providers in China. With two decades of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications within Mainland China. To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408 5086

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10-5730-6201

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481-2050

Email: chinacache@tpg-ir.com

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